UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

September 24, 2008

BHP BILLITON LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

180 LONSDALE STREET, MELBOURNE, VICTORIA

3000 AUSTRALIA

(Address of principal executive offices)

BHP BILLITON PLC

(REG. NO. 3196209)

(Exact name of Registrant as specified in its charter)

ENGLAND AND WALES

(Jurisdiction of incorporation or organisation)

NEATHOUSE PLACE, VICTORIA, LONDON,

UNITED KINGDOM

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

24 September 2008

To:

Australian Securities Exchange
Company Announcements Office
4th Floor, 20 Bridge Street
Sydney, NSW Australia 2000

London Stock Exchange
10 Paternoster Square
London EC4M 7LS
United Kingdom

2008 US ANNUAL REPORT (Form 20-F) - Amendment

BHP Billiton has today released the 2008 Annual Report.

Previously on 16 September 2008, BHP Billiton released the 2008 US Annual Report (Form 20-F) which contained a typographical error in the cut-off grades, stating Jimblebar with 53% Fe for BKM, on page 146 in Section 2.15.2 - Iron Ore Customer Sector Group - Ore Reserves. The correct cut-off grade for Jimblebar is 59% Fe for BKM.

Footnote 5 in the Form 20-F should read as follows:

"(5) Some cut-off grades have been adjusted to align with revised product strategy. Cut-off grades used to estimate reserves: Mt Newman 50-62%Fe for BKM, 59%Fe for MM; Jimblebar 59%Fe for BKM; Mt Goldsworthy 50%Fe for NIM, 57%Fe for MM, 59.5%Fe for BKM; Yandi 55-55.5%Fe for CID."

Fiona Smith
Deputy Company Secretary

BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: Level 27, 180 Lonsdale Street Melbourne Victoria 3000 Telephone +61 1300 554 757 Facsimile +61 3 9609 3015	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: Neathouse Place London SW1V 1BH United Kingdom Telephone +44 20 7802 4000 Facsimile +44 20 7802 4111

                                                                  The BHP Billiton Group is headquartered in Australia

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date: 24 September 2008	By:	Jane McAloon
	Name:	Jane McAloon
	Title:	Group Company Secretary